

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Mina Kim, Esq.
General Counsel
Acelyrin, Inc.
4149 Liberty Canyon Road
Agoura Hills, California 91301

      Re: Acelyrin, Inc.
               Registration Statement on Form S-1
               Exhibit Nos. 10.12A, 10.12B, 10.13A, 10.13B
               Filed April 4, 2023
               File No. 333-271244

Dear Mina Kim:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                   Sincerely,

                                   Division of Corporation Finance